UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of January 2026

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.

(Translation of registrant’s name into English)

11 HaMenofim Street, Building B

Herzliya 4672562 Israel

+972-9-9531142

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Annual Meeting of Shareholders

On December 30, 2025, NeuroSense Therapeutics Ltd. (the “Company”) held a Special Meeting of Shareholders (the “Meeting”). At the Meeting, the following resolutions were approved by shareholders:

1.	The grant of restricted shares to the non-management directors of the Company for 2024.

2.	The grant of restricted shares to the non-management directors of the Company as equity compensation in lieu of deferred cash fees to maintain financial flexibility.

3.	The grant of restricted shares to Alon Ben-Noon, the Company’s Chief Executive Officer and a director of the Company.

This Report on Form 6-K (other than the fourth paragraph in Exhibit 99.1) is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-262480 and 333-289658) and Form F-3 (File No. 333-269306, 333-260338, 333-283656, 333-284051 and 333-291122) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: January 6, 2026	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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